# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ainos, Inc., CIK 0001014763
CUSIP: 00902F402
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3050 Post Oak Blvd, Suite 510-T80, Houston, Texas (TX), 77056
Date of event which requires filing of this statement: 01/28/2026
Amends the filing with accession number 0001493152-25-025350
Filed by CIK 0001859309
Persons authorized to receive notices and communications: Chun-Hsien Tsai, 14F.,No. 61, Sec. 4,, New Taipei Bouleva, Xinzhuang District, New Taipei City 242, Taiwan (F5), F5, 886-37-581999

## Reporting persons
- AINOS INC (CIK 0001859309): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 3,536,073; shared voting power 0; sole dispositive power 491,263; shared dispositive power 0; aggregate amount beneficially owned 491,263 (6.76% of the class)
  Comment: The number of securities in Row 7 includes (i) 491,263 shares of common stock, $0.01 par value, of Ainos, Inc., a Texas corporation (the "Issuer"), owned directly by Ainos Inc., a Cayman Islands company ("Ainos KY"), (ii) 2,409,158 shares pursuant to a Voting Agreement dated January 1, 2026 (the "2026 Voting Agreement"), by and among the Reporting Person, and Chun-Hsien Tsai, Ting Chuan Lee, Chun-Jung Tsai, Chung-Yi Tsai, Chih-Heng Lu, Taiwan Carbon Nano Technology Corporation ("TCNT"), and Hsin-Liang Lee, and (iii) 635,652 shares pursuant to a Voting Agreement dated May 3, 2024 between Ainos KY and ASE Test, Inc. ("ASE Test" and the "ASE Voting Agreement," together with the 2026 Voting Agreement, the "Voting Agreements") (with the 635,652 ASE Test shares consisting of the following (a) 11,777 shares owned by ASE Test, (b) 99,875 shares issuable to ASE Test upon conversion of outstanding convertible notes of the Issuer (c) 424,000 shares issuable to ASE Test upon conversion of a convertible note of the Issuer issuable within 60 days), and (d) 100,000 shares issuable to ASE Test upon exercise of warrants to purchase 100,000 shares of the Issuer with ASE Test). The numbers in Rows 9, 11 and 13 represents beneficial ownership of 491,263 shares of common stock of the Issuer, consisting of 491,263 shares owned directly by Ainos KY and excludes 3,044,810 shares pursuant to the Voting Agreements. The percentage in Row 13 is based on the sum of, (i) 4,812,634 shares of Common Stock outstanding as of November 13, 2025 as set forth in the Quarterly Report on Form 10-Q of the Issuer filed with the SEC on November 13, 2025, (ii) 950,000 shares of Common Stock granted and vested on November 25, 2025 as special stock awards, which were approved by the shareholders of Ainos, Inc. on November 7, 2025, (iii) 19,531 shares issued for service fee; (iv) 323,846 shares issued from December 5, 2025 to January 28, 2026 in the Issuer's at-the-market offering, and (v) 1,160,000 shares of Common Stock issued to ScentAI Inc. on December 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Ainos, Inc.
Address of issuer's principal executive offices: 3050 Post Oak Blvd, Suite 510-T80, Houston, Texas (TX), 77056
Comment: This Amendment No. 14 ("Amendment No. 14") amends the Schedule 13D first filed with the Securities and Exchange Commission on April 28, 2021 (the "Original Statement"), as amended and restated by Amendment No. 1 dated December 13, 2023, as amended by Amendment No. 2 dated March 8, 2022, Amendment No. 3 dated September 2, 2022, Amendment No. 4 dated August 15, 2023, Amendment No. 5 dated January 29, 2024, Amendment No. 6 dated March 11, 2024, Amendment No. 7 dated May 6, 2024, Amendment No.8 dated August 20, 2024, Amendment No.9 dated November 26, 2024, Amendment No.10 dated March 12, 2025, Amendment No. 11 dated April 9, 2025, Amendment No. 12 dated October 9, 2025, and Amendment No. 13 dated November 28, 2025 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Ainos, Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Since the filing of Amendment No. 13, on January 28, 2026, TCNT sold 46,000 shares of Common Stock, all of which are subject to the 2026 Voting Agreement, under which the Reporting Person has sole discretion to determine the vote of those shares.

The information requested by this Item 3 is incorporated herein by reference to Item 5 hereof.

## Item 4. Purpose of Transaction
Purpose of transaction:
Ainos KY acquired the Common stock in the Issuer for investment purposes.

Except as disclosed herein, each of the parties has no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Parties may, from time to time, engage in discussions, whether initiated by the Parties or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in Item 4 of Schedule 13D. Each of the Parties may review and evaluate their respective investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may consider various factors, including, without limitation, the Issuer's business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions and any other facts and circumstances that may become known to the Parties regarding or related to the matters described in this Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 of the Statement are hereby amended and restated as follows:

(a) - (b) The information requested by these paragraphs are incorporated herein by reference to the cover pages to this Amendment No. 14.
Transactions in the class effected during the past sixty days: The reporting person has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the reporting person to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the shares (other than their respective records owner).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Voting Agreement, dated January 1, between Ainos, Inc. and Chun-Hsien Tsai, Ting Chuan Lee, Chun-Jung Tsai, Chung-Yi Tsai, Chih-Heng Lu, Taiwan Carbon Nano Technology Corporation, and Hsin-Liang Lee.

## Signatures
- AINOS INC: /s/ Chun-Hsien Tsai, Chun-Hsien Tsai/Director and CEO (01/30/2026)